Exhibit 99.1

YAMANA ADVISES OF THE FILING OF PRELIMINARY PROSPECTUS

TORONTO, ONTARIO, January 16, 2015 – YAMANA GOLD INC. (TSX:YRI, NYSE:AUY) ("Yamana" or the "Company") today advised it has filed the preliminary prospectus relating to its recently announced bought deal equity offering of over C$260 million (“the Offering”).  The net proceeds of the Offering will be used to reduce the amount outstanding under the Company’s revolving credit facility thereby further strengthening the balance sheet and providing flexibility to fund its internal growth opportunities.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in the United States or in any other jurisdiction in which such offer, solicitation or sale would be unlawful. The securities have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements thereunder.

The Company confirmed that production for 2014 was in line with previous guidance with production of over 1.4 million gold equivalent ounces (“GEO”)(1), consisting of approximately 1.2 million ounces of gold and 10.1 million ounces of silver.  All-in sustaining cash costs(2,3) are also in line with previous guidance and are expected to be at the lower end of the guidance range of between $825 and $875 per GEO.  The Company advises also that, beginning in 2015, the Company will be reporting production and cost information for gold and silver separately rather than referring to GEOs.  Gold production is expected to further increase in 2015 and more detailed guidance will be provided with the Company’s fourth quarter and year end 2014 results.

The Company also advised that late in 2014, just before year end, it entered into a hedging program for its 2015 copper production, pursuant to which the Company has hedged 73 million pounds of copper, representing approximately 60% of expected production from its Chapada operation, at a price of $3.00 per pound.  The copper hedge has significantly increased in value and benefit to the Company given recent significant volatility and decline in copper price.  This program is consistent with the Company’s focus on increasing certainty for cash flows given the current environment of increased volatility in metal prices.  This program supplements what the Company considers to be an organic hedge between the copper price and the cost structure for its Chilean operations, including El Peñón.  As copper prices decline there is an expected inherent benefit to the cost structure at Chilean operations given the expected correlation between copper prices, on the one hand, and the Chilean economy and the Chilean Peso, on the other.

(All amounts are expressed in United States dollars unless otherwise indicated.)

1.	Silver production is treated as a gold equivalent at a ratio of 50:1.
2.	Refers to a non-GAAP measure. Reconciliation of non-GAAP measures are available at www.yamana.com/q32014.
3.	Includes cash costs, sustaining capital, corporate general and administrative expense and exploration expense.

OTHER DEVELOPMENTS

Yamana also advises that the Argentine courts have granted an order to 0805346
B.C. Ltd., a subsidiary of Yamana engaged in litigation with Ricardo Auriemma, which suspends all effects, including enforcement, of a recent valuator’s assessment of a loss Ricardo Auriemma claims to have incurred when Northern Orion Resources Inc., which was acquired by Yamana and renamed 0805346 B.C. Ltd., acquired its interest in the Alumbrera mine. 0805346 B.C. Ltd. is wholly owned subsidiary of Yamana and indirectly holds Yamana's 12.5 per cent interest in Alumbrera.  0805346 B.C Ltd. will pursue the proceedings in Argentina to annul the valuation once the courts return from the summer judicial recess on the grounds that the valuation assessment constitutes a gross miscalculation of the loss, if any, incurred by Ricardo Auriemma and given the numerous significant errors identified in the calculation resulting in a significantly inflated valuation. This order will remain in force until those proceedings are concluded. Yamana will also directly and indirectly continue to utilize all legal remedies and forums inside and outside of Argentina to vigorously defend against this claim.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile, Mexico and Canada. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT

Lisa Doddridge
Vice President, Corporate Communications and Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance, the outcome of the legal matters involving the damages assessment and any related enforcement proceedings..  Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the  expected production and exploration, development and expansion plans at the Company’s projects discussed herein being met, the impact of proposed optimizations at the Company’s projects, the impact of the proposed new mining law in Brazil and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso, the Argentine Peso, and the Mexican Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risk related to non-core mine dispositions, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development,  construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation and the risk of government expropriation or nationalization of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s current and annual Management’s Discussion and Analysis and the Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.